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12011161

SEC   MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MBFinancial Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

193 Dowd ST.
(No. and Street)

Newington,   CT.   06111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BUCIAK   860-675-7723
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb LLP
(Name – if individual, state last, first, middle name)

185 Crossways PARK DR,   Woodbury   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____MARK BUCJAK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MARK BUCJAK_____ DBA MBFinancial Services, as of ____31 December____, 20_11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Principal
_____
Title

_____
Notary Public

My Commission Expires
December 31, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK BUCIAK
dba
MB FINANCIAL SERVICES

A SOLE PROPRIETORSHIP

Financial Statements

December 31, 2011

MARK BUCIAK dba MB Financial Services
(a Sole Proprietorship)
Table of Contents
December 31, 2011

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Proprietor of
Mark Buciak dba MB Financial Services

We have audited the accompanying statement of financial condition of Mark Buciak dba MB Financial Services (a sole proprietorship) as of December 31, 2011, and the related statements of operations, changes in sole proprietor's capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak dba MB Financial Services as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the table of contents, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Woodbury, New York
February 8, 2012

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$	9,678
Accounts receivable		86
Computer, furniture and equipment, net of accumulated depreciation of $6,500		-
Total assets	**$**	**9,764**

LIABILITIES AND CAPITAL

Liabilities	$	None
Sole Proprietor's Capital	$	9,764
Total liabilities and sole proprietor's capital	$	9,764

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

REVENUES

Commissions and fees	$	344
Total revenues	$	344

EXPENSES

Professional fees	$	2,800
Regulatory fees & expenses		660
Other expenses		853
Total expenses	$	4,313
Net loss	$	(3,969)

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2011

Balance at January 1, 2011	$	6,783
Contributions to proprietor's capital		6,950
Net loss		(3,969)
Balance at December 31, 2011	$	9,764

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (3,969)
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash flow from changes in assets and liabilities:	
Increase in accounts receivable	(6)
Total adjustments	(6)
Net cash used by operating activities	$ (3,975)

CASH FLOWS FROM INVESTING ACTIVITIES

None	-

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions by sole proprietor	$ 6,950
Net cash provided by financing activities	$ 6,950

Net change in cash	$ 2,975
Cash and cash equivalents at beginning of year	6,703
Cash and cash equivalents at end of year	$ 9,678

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$ -
Income taxes paid	$ -

Mark Buciak dba MB Financial Services
(a Sole Proprietorship)
Notes to Financial Statements
December 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mark Buciak dba MB Financial Services ("the Company"), a sole proprietorship, is a non-clearing broker-dealer and a registered investment advisor who does not have custody of client funds. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Revenue Recognition

The Company receives income from the sale of investment and insurance products and investment advisory fees. Revenues are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 8, 2012, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents are financial instruments for which carrying value equals fair value.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $9,678 which was $4,678 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .00 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 – RELATED PARTY

The Company shares a home office with its sole proprietor, a registered investment advisor company providing investment management services and insurance sales. The Company and its sole proprietor pay all costs associated with the office.



Supplementary Information

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2011

NET CAPITAL

Total sole proprietor's capital	$	9,764
Deduct sole proprietor's capital not allowable for net capital		-
Total member's equity qualified for net capital	$	9,764

Additions: none

Deductions:

Non-allowable assets	$	86
Total deductions	$	86

Net capital before haircuts on securities positions	$	9,678
Haircuts on securities		-
Net capital	$	9,678

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accrued expenses and other payables	$ None	
Total aggregate indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	-
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	4,678
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	3,678
Ratio: Aggregate indebtedness to net capital (percentage)		.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II A of Form X-17A-5 as of December 31, 2011)

Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	9,678
No Differences		-
Net capital per above	$	9,678

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Proprietor of
Mark Buciak dba MB Financial Services

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak dba MB Financial Services (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Mark Buciak dba MB Financial Services to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wentling, Mole, Kant & Baldfork, LLP

Woodbury, New York
February 8, 2012